UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SandRidge Mississippian Trust I

(Name of Issuer)

Common Units of Beneficial Interest

(Title of Class of Securities)

80007T 101

(CUSIP Number)

Philip T. Warman

Senior Vice President and General Counsel

SandRidge Energy, Inc.

and

SandRidge Exploration and Production, LLC

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102-6406

(405) 429-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

CUSIP NO.:         80007T 101

SCHEDULE 13D

1	NAME OF REPORTING PERSONS SandRidge Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,750,000 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,750,000 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO.:         80007T 101

SCHEDULE 13D

1	NAME OF REPORTING PERSONS SandRidge Exploration and Production, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,750,000 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,750,000 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

Item 1. Security and Issuer.

This statement relates to the common units of beneficial interest (the “Common Units”), of SandRidge Mississippian Trust I, a Delaware statutory trust (the “Issuer”), whose principal executive offices are located at 919 Congress Avenue, Suite 500, Austin, Texas, 78701. The telephone number at that location is (512) 236-6599.

Item 2. Identity and Background.

(a) – (c) The persons filing this statement are SandRidge Energy, Inc. (“SandRidge”) and SandRidge Exploration and Production, LLC, a wholly owned subsidiary of SandRidge (“SandRidge E&P”).

SandRidge is an independent oil and natural gas company, incorporated under the laws of Delaware and concentrating on development and production activities related to the exploitation of its holdings in West Texas and the Mid-Continent area of Oklahoma and Kansas. The principal business address of SandRidge is 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102-6406.

SandRidge E&P, a limited liability company incorporated under the laws of Delaware, is a wholly owned subsidiary of SandRidge. The principal business address of SandRidge E&P is 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102-6406.

The names and present principal occupation or employment of the directors and executive officers of SandRidge and SandRidge E&P are as listed below. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions with each of SandRidge and SandRidge E&P.

Name	Position with SandRidge and/or SandRidge E&P

Tom L. Ward	Chairman and Chief Executive Officer; Sole Director, SandRidge E&P

Matthew K. Grubb	Chief Operating Officer and President

James D. Bennett	Executive Vice President and Chief Financial Officer

Rodney E. Johnson	Executive Vice President — Reservoir Engineering

Todd N. Tipton	Executive Vice President — Exploration

Philip T. Warman	Senior Vice President, General Counsel and Corporate Secretary

Wayne C. Chang	Senior Vice President — Midstream

Randall D. Cooley	Senior Vice President — Accounting

Kevin R. White	Senior Vice President — Business Development

Mary L. Whitson	Senior Vice President — Human Resources

Thomas L. Winton	Senior Vice President — Information Technology and Chief Information Officer

Everett R. Dobson	Director, SandRidge

William A. Gilliland	Director, SandRidge

Daniel W. Jordan	Director, SandRidge

Roy T. Oliver, Jr.	Director, SandRidge

Jim J. Brewer	Director, SandRidge

Jeffrey S. Serota	Director, SandRidge

(d) – (f) None of SandRidge, SandRidge E&P or any person listed in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the directors and officers listed in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On April 12, 2011, in connection with a registered public offering by the Issuer of its Common Units, SandRidge E&P conveyed royalty interests in certain of its oil and natural gas properties located in Alfalfa, Garfield, Major, Grant and Woods Counties in Oklahoma to the Issuer in exchange for 3,750,000 Common Units of the Issuer, 7,000,000 subordinated units of the Issuer (the “Subordinated Units”), which are convertible into Common Units, and $338,700,000 in cash.

Item 4. Purpose of Transaction.

SandRidge E&P acquired the Common Units for investment purposes. Neither of SandRidge nor SandRidge E&P currently has plans to undertake any action that would require further disclosure under this Schedule 13D.

Item 5. Interest in Units of the Issuer.

(a) As of April 12, 2011, each of SandRidge and SandRidge E&P beneficially owns 3,750,000 Common Units, all of which Common Units are held directly by SandRidge E&P.

The 3,750,000 Common Units beneficially owned by SandRidge and SandRidge E&P represent 17.9% of the outstanding Common Units. The percentages set forth in this Item 5 are calculated based upon the number of Common Units outstanding as of April 12, 2011 as disclosed in the Issuer’s and SandRidge’s Registration Statement filed with the SEC on Form S-1 and Form S-3.

SandRidge E&P also owns 7,000,000 Subordinated Units. Such Subordinated Units will convert automatically on a one-for-one basis into Common Units at the end of the fourth full calendar quarter following SandRidge’s satisfaction of its drilling obligation under that certain Development Agreement , dated as of April 12, 2011, by and among SandRidge, SandRidge E&P and the Issuer, which drilling obligation must be satisfied no later than December 31, 2015.

(b) SandRidge E&P, as the record holder the Common Units reported herein, and SandRidge, as the sole member of SandRidge E&P, share both voting power and dispositive power with respect to all of the Common Units reported herein.

(c) In connection with the registered public offering by the Issuer of its Common Units, Morgan Stanley & Co. Incorporated made sales to certain of SandRidge’s directors and officers, at the initial public offering price of $21.00, through a directed unit program ( the “Directed Unit Program”). As of the date of this report, the following persons identified in Item 2 above have purchased the number of Common Units reflected below.

Name of Person Effecting the Transaction	Number of Common Units Purchased	Date of the Transaction
William A. Gilliland	50,000	April 12, 2011

Daniel W. Jordan	50,000	April 12, 2011

James D. Bennett	15,000	April 12, 2011

Todd N. Tipton	2,500	April 12, 2011

Kevin R. White	2,500	April 12, 2011

Jim J. Brewer	2,000	April 12, 2011

(d) No other person is known by SandRidge or SandRidge E&P to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by SandRidge and SandRidge E&P.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Effective as of April 12, 2011, all Common Units beneficially owned by SandRidge E&P were pledged to Bank of America, N.A (“Bank of America”), pursuant to that certain Amended and Restated Credit Agreement, dated April 22, 2010, by and among SandRidge and Bank of America, as Administrative Agent, Swing Line Lender and L/C Issuer, and the other lender parties thereto, as amended.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
	Name:	Philip T. Warman
	Title:	Senior Vice President and General Counsel

SandRidge Exploration and Production, LLC

By:	/s/ Philip T. Warman
	Name:	Philip T. Warman
	Title:	Senior Vice President and General Counsel

Dated: April 19, 2011

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